April 14, 2025

Jotin Marango, M.D., Ph.D.
Chief Financial Officer and Chief Operating Officer
Ikena Oncology, Inc.
645 Summer Street, Suite 101
Boston, MA 02210

       Re: Ikena Oncology, Inc.
           Registration Statement on Form S-4
           Filed March 18, 2025
           File No. 333-285881
Dear Jotin Marango M.D., Ph.D.:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4
Cover Page

1. Please revise your Cover Page to disclose your valuation of Inmagene. Questions and Answers
Q: What is the Merger?, page 1

2. Please revise this Q&A, or elsewhere in the Q&A as appropriate, to disclose the ownership breakdown of the combined company on a fully-diluted basis. Alternatively, please tell us why this information would not be required.
Q: What is the Ikena concurrent financing?, page 2

3. Please revise under this heading and elsewhere, as appropriate, to disclose the per share price of the common stock to be sold pursuant to the subscription agreements.
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Page 2

       To the extent it is currently unknown, revise to disclose how the price per share will be determined.
Q: What are Ikena contingent value rights ("Ikena CVRs")? , page 5

4. We note that your responses to this question and the following question ("Q: What are
       Inmagene contingent value rights (   Inmagene CVRs   )?") state that
Ikena CVR
       holders will receive 90% of the net proceeds, if any, received by Ikena as a result of the Ikena CVR payments for agreements entered into after the closing date of the
       Merger and prior to the first anniversary of the Merger and that Inmagene CVR holders will be treated similarly with respect to the Inmagene CVR payments. Please revise the responses to both of these questions to clarify whether the combined company will be obligated to continue to attempt to sell or dispose of the Ikena CVR
       Assets and the Inmagene CVR Assets following the first anniversary of the Merger, if these assets remain unsold. Please also clarify how any proceeds related to CVR assets received pursuant to agreements entered into after the first anniversary of the
       Merger will be treated. Alternatively, please advise.

       Please also revise to clarify whether payments, if any, received by Ikena pursuant to its existing out-license agreements will be subject to the Ikena CVR agreement.
Q: Who will be the executive officers of the combined company immediately following the
Merger?, page 8

5. To the extent that the combined company will not have a chief financial officer please revise to identify who the principal accounting officer of the combined company will be, or otherwise advise.
Prospectus Summary
Inmagene, page 13

6.     Please revise to remove the statement that Inmagene   s topline results
were    positive
       and to instead briefly summarize the data from the Phase 2a trial reported in January
       2025. Revise to summarize the data supporting Inmagene   s conclusion
that it
          achieved proof-of-concept (   POC   ) for IMG-007 in AD    and to
clarify, if true, that
       proof-of-concept does not provide a guarantee of clinical effectiveness.
7. Please revise under this heading to disclose that Inmagene licenses the technology underlying IMG-007 pursuant to the Hutchmed Agreement and that it relies on WuXi
       Biologics, pursuant to the Cell Line License Agreement, to supply the active pharmaceutical ingredients and drug product for IMG-007.
8. Please revise under this heading to disclose that IMG-007 is Inmagene s only product candidate in clinical development and the only product candidate the combined company initially plans to develop. Please similarly revise the Q&A to include this disclosure and describe whether the combined company will be able to use any of
       Inmagene's assets or technology other than IMG-007.
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Page 3
Ikena's Reasons for the Merger, page 14

9. Please revise this section to briefly summarize the risks and countervailing factors related to entering into the Merger that were considered by the Ikena board.
Opinion of Leerink Partners LLC, page 17

10. We note your disclosure that Ikena retained Leerink Partners as its exclusive financial advisor in connection with the Merger. Please revise to disclose why Ikena did not retain a third-party financial firm to provide a fairness opinion. Subscription Agreements and Registration Rights Agreement, page 20

11. To the extent any of the investors in the Ikena concurrent financing are affiliated with
       Ikena or Inmagene, please identify these investors and disclose the amount of their investment. If applicable, please similarly revise your disclosure on page 214.
Loan and Security Agreement, page 22

12. Please revise here and in the Q&A where the Exchange Ratio is discussed to disclose how the Term Loan Advances will be treated for the purposes of Ikena's net cash and the Ikena Valuation. To the extent that the Term Loan Advances will not be included in Ikena's net cash, please revise to explain why.
Risks Related to Ikena
We have incurred significant net losses since our inception..., page 39

13. Please revise to disclose the net losses and accumulated deficit for Ikena that reconcile to the Ikena financial statements beginning on page F-1.
Risks Related to Manufacturing and Our Reliance on Third Parties, page 100

14. We note the disclosure on pages 100, 103 and 313 that WuXi Biologics is the supplier
       for IMG-007   s active pharmaceutical ingredients and drug product and
that you have
       licensed certain rights from WuXi. Please revise your Risk Factors section where appropriate to disclose the risks associated with WuXi Biologics and the BIOSECURE Act.
Background of the Merger, page 154

15. Please revise this section to describe negotiations related to the PIPE financing and to identify the lead investor.
16. We note your disclosure that the Ikena board identified criteria that were important in reviewing potential counterparties in a reverse merger transaction and that Ikena management believed that Inmagene had the most potential to meet the criteria because of the strength of its technologies and pipeline products and the absence of meaningful competitors. We further note your disclosure elsewhere in the prospectus which appears to indicate that the only product candidate or technology to be owned by the combined company will be IMG-007 and that there are two competitor products targeting OX-40 or OX40L that are further along in development. Please revise your disclosure to describe how these factors impacted the Ikena board and management determination that Inmagene met the criteria. Please also describe the
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       reasons why Ikena did not pursue Inmagene's other product candidates and technologies.
Certain Unaudited Prospective Financial Information, page 176

17. We note your statement that Ikena management assumed a "cumulative probability of success at 22%" for IMG-007. Please revise to explain if this relates to the probability of obtaining marketing approval, achieving market acceptance or another factor.
       Please also explain how this probability impacted IMG-007's projected net revenues.
Inmagene's Business
Inmagene Overview, page 288

18.    Please revise to remove the disclosure on page 288 that Inmagene   s
topline results for
       its Phase 2a trial were    positive    and instead summarize the data
supporting
       Inmagene   s conclusion.
19.    Please revise your statement that "inhibiting OX40-OX40L signaling using
       antagonistic monoclonal antibodies (   mAbs   ) targeting OX40 or OX40L
have shown
       sustained clinical activity results, lasting for months even after the treatment cessation" to clarify that the demonstration of "clinical activity" does not mean that this approach is effective or will be found to be effective.
IMG-007's potential competitive advantages, page 289

20. Please revise to clarify whether any product candidates targeting either the OX40 receptor or OX40L to block OX40-OX40L signaling have received marketing approval for the treatment of moderate-to-severe AD. To the extent that no such
       product candidates have been approved, please revise under this heading to remove
       the statement that Inmagene   s approach is    validated    to treat
moderate-to-severe AD.
Current treatments for AD and their limitations, page 291

21.    Please revise to define the term "PBO-adjusted" in your table on page
293. Similarly,
       please revise where appropriate to explain what is meant by the term "non-depleting"
       and to define the term "ADCC."
IMG-007 - Inmagene's differentiated solution, page 294

22. Please revise your disclosure on page 294 to describe the function of telazorlimab similar to how you describe that rocatinlimab is an anti-OX40 mAb on page 293.
Pharmacokinetics in Humans
IMG-007 has an extended half-life, page 300

23.    We note Inmagene   s disclosure in Table 5 on page 301 of half-life
comparisons and
       the disclosure on page 307 comparing IMG-007   s    mean percent change
of EASI and
       the EASI-75 response at Week 16    data to rocatinlimab and amlitelimab
are not the
       results of head-to-head clinical trials. Please revise to remove the comparisons.
       Similarly, revise to remove the comparisons between IMG-007 and Rocatinlimab on pages 308 and 309 and the comparisons between IMG-007 and Amlitelimab on page
       309.
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Page 5

Clinical Activity in Atopic Dermatitis, page 301

24. Please revise the figures in this section to ensure that the information presented is legible.
Dose-related clinical activity signal was observed in IMG-007's Phase 2a AA study, page 303

25.    Please revise to disclose the number of patients for which you have obtained
       preliminary data supporting your statements that    dose-related signal
of clinical
       activity has been observed    and that    [a] short 4-week treatment
with IMG-007
       resulted in a dose-related and sustained improvement in the SALT score.

IP Overview, page 310

26. Please revise to describe the patent family Inmagene licenses from Hutchmed.
Summary of License and Collaboration Agreements
Hutchmed Collaboration, Option and License Agreement, page 313

27. We note your statements that you "are obligated to pay high single-digit to low double-digit royalties to Hutchmed" and that the Hutchmed agreement will remain in effect until the expiration of all royalty payment obligations. Please revise to disclose the Hutchmed Agreement royalty term and revise the royalty range to a range within
       10 percentage points.
Unaudited Pro Forma Condensed Combined Financial Information
Notes to the Unaudited Pro Forma Condensed Combined Financial Information
5. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of December
31, 2024, page 364

28. Please explain how the adjustment for the one-time derecognition of property and equipment that will be fully depreciated prior to the closing and estimated to have no value upon consummation of the Merger, is an event directly attributable to the
       Merger consistent with Article 11 of Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Christine Torney at 202-551-3652 or Lynn Dicker at 202-551-3616 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Alan Campbell at 202-551-4224
with any other questions.
 April 14, 2025
Page 6



                          Sincerely,

                          Division of Corporation Finance
                          Office of Life Sciences
cc:   Amanda Gill, Esq.